SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

     Sullivan Dental Products, Inc.
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          (Name of Issuer)

     Common Stock, par value $.01
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          (Title of Class of Securities)

                 0008653001
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     (CUSIP Number of Class of Securities)

     Mark E. Mlotek, Esq.
     Vice President and General Counsel
     Henry Schein, Inc.
     135 Duryea Road
     Melville, New York   11747
     (516) 843-5906
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     (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

     Copies to:

     Robert A. Cantone, Esq.
     Proskauer Rose LLP
     1585 Broadway
     New York, New York  10036
     (212) 969-3235

     August 3, 1997
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     (Date of Event which Requires
       Filing of this Schedule)

          If the filing person has previously filed a statement
on Schedule 13G to report the  acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following:   [   ]

     Schedule 13D
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   CUSIP No.   [       ]
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Henry Schein, Inc.
     11-3136595
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                       (b)
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [    ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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               7    SOLE VOTING POWER             0
  NUMBER OF    --------------------------------------------------
    SHARES          8    SHARED VOTING POWER      2,045,565
BENEFICIALLY   --------------------------------------------------
    OWNED BY   9    SOLE DISPOSITIVE POWER        0
       EACH
REPORTING
PERSON WITH    --------------------------------------------------
               10   SHARED DISPOSITIVE POWER 0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                                  2,045,565
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                            [   ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              20.3%
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
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14   TYPE OF REPORTING PERSON*

     CO
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*    SEE INSTRUCTIONS BEFORE FILING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE,
     RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
     OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.01 the ("Sullivan Common Stock"), of Sullivan Dental Products, Inc., a Wisconsin corporation ("Sullivan" or the "Company"), the principal executive offices of which are located at 10920 West Lincoln Avenue, West Allis, Wisconsin 53227.

Item 2.   Identity and Background.

          This statement is filed on behalf of Henry Schein, Inc., a corporation organized under the laws of the State of Delaware (the "Reporting Person").

          The address of the principal offices and principal business of the Reporting Person is 135 Duryea Road, Melville, New York 11747. Set forth on Schedule A attached hereto and incorporated herein by reference are the names, addresses, citizenships and present principal occupations or employment of the executive officers and directors of the Reporting Person, and the names and addresses of the employers of such persons (if other than the Reporting Person).

          The Reporting Person is the largest direct marketer of healthcare products and services to office-based healthcare practitioners in the combined North American and European markets. The Reporting Person's customers are primarily dental practices and dental laboratories, as well as physician practices, veterinary clinics and institutions.

          Neither the Reporting Person nor, to its best knowledge, any of the persons named on Schedule A attached hereto, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          On August 3, 1997, the Reporting Person, HSI
Acquisition Corp., a Wisconsin corporation and a wholly owned subsidiary of the Reporting Person ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger, dated as of August 3, 1997 (the "Merger Agreement"). As described more fully in Item 4 below, pursuant to the Merger Agreement, at the effective time of the merger (the "Effective Time"), Merger Sub will be merged with and into Sullivan (the "Merger"), with Sullivan continuing as the corporation surviving the Merger, and each issued and outstanding share of Sullivan Common Stock will be converted into the right to receive 0.735 shares of the common stock, par value $0.01, of the Reporting Person (the "Schein Common Stock"). Completion of the Merger is subject to, among other things, regulatory approvals, approval of the Merger and the Merger Agreement by Sullivan shareholders and approval of the issuance of shares of Schein Common Stock in connection with the Merger by Schein stockholders.

          In connection with the Merger Agreement, the Reporting Person and certain shareholders of Sullivan, including Sullivan's Chairman of the Board and certain of his family members, its Chief Executive Officer, its President and certain of its other executive officers (collectively, the "Granting Holders" and each a "Granting Holder"), entered into the Irrevocable Proxy and Termination Rights Agreement dated as of August 3, 1997 (the "Irrevocable Proxy and Termination Rights Agreement"). As described more fully in Item 4 below, pursuant to the Irrevocable Proxy and Termination Rights Agreement each Granting Holder has, among other things, granted to the Reporting Person an irrevocable proxy to vote substantially all of the shares of Sullivan Common Stock beneficially owned by such Granting Holder in favor of the Merger and the Merger Agreement.

Item 4.   Purpose of Transaction.

          The Reporting Person has entered into the Merger Agreement and Irrevocable Proxy and Termination Rights Agreement for the purpose of acquiring Sullivan. Set forth below is a description of certain of the material terms of the Merger Agreement and the Irrevocable Proxy and Termination Rights Agreement. Such description does not purport to be complete and is qualified in its entirety by reference to the text of the Merger Agreement and the Irrevocable Proxy and Termination Rights Agreement, which are attached hereto as Exhibit 1 and Exhibit 2, respectively, and are incorporated by reference herein.

          The Merger Agreement provides, among other things, that at the Effective Time, Merger Sub will be merged with and into Sullivan, the separate corporate existence of Merger Sub will cease, and Sullivan will continue as the surviving corporation under the laws of the State of Wisconsin under the name "Sullivan Dental Products, Inc." (the "Surviving Corporation").

          The Merger Agreement further provides that (i) at the Effective Time, the Certificate of Incorporation of Sullivan shall be amended and restated in its entirety so that upon such amendment it shall in all respects be equivalent in its content to the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be "Sullivan Dental Products, Inc." and (ii) the By-Laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation.

          Pursuant to the Merger Agreement, the directors of Merger Sub at the Effective Time will be the directors of the Surviving Corporation until their respective successors shall be duly elected or appointed and qualified, and the officers of Sullivan at the Effective Time will be the officers of the Surviving Corporation until their respective successors shall be duly elected or appointed and qualified.

          The Merger Agreement also provides that, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Sullivan Common Stock or any holder of capital stock of Merger Sub:

          (a) Each issued and outstanding share of Sullivan Common Stock (other than treasury shares to be canceled as set forth below) shall be converted into the right to receive 0.735 shares of Schein Common Stock (the "Exchange Ratio"), payable upon the surrender of the certificate formerly representing such share of Sullivan Common Stock;

          (b) All shares of Sullivan Common Stock that are owned by Sullivan as treasury stock shall be canceled and retired and shall cease to exist and no securities of the Reporting Person or other consideration shall be delivered in exchange therefor;

          (c) Each share of the common stock, par value $.01, of Merger Sub then issued and outstanding shall become one fully paid and nonassessable share of the common stock, $.01 par value, of the Surviving Corporation, which shares shall be issued to the Reporting Person and shall constitute the only outstanding shares of capital stock of the Surviving Corporation; and

          (d) Each outstanding and unexercised option to purchase Sullivan Common Stock disclosed to the Reporting Person in the Merger Agreement will be converted automatically into a stock option to purchase Schein Common Stock for a number of shares and at an exercise price determined by adjusting the original terms of the option to reflect the Exchange Ratio.

          Upon consummation of the Merger, the Sullivan Common
Stock will cease being quoted on the NASDAQ National Market, and registration of the Sullivan Common Stock under the Securities
Exchange Act of 1934 will be terminated.

          Pursuant to the Irrevocable Proxy and Termination Rights Agreement, each Granting Holder has granted to the Reporting Person an irrevocable proxy to vote substantially all of his or her shares of Sullivan Common Stock (i) in favor of the Merger and the Merger Agreement and (ii) against any Acquisition Transaction other than the Merger. The term "Acquisition Transaction" includes any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving the Company or the acquisition of any securities of the Company.

          If any Granting Holder shall have sold, exchanged or otherwise disposed of any of his, her or its shares of Sullivan Common Stock pursuant to an Acquisition Transaction and (A) the Merger Agreement is terminated by Schein due to (i) a breach of any representation or warranty of Sullivan which individually or together with all other such breaches have a materially adverse effect on Sullivan, (ii) a material breach of any covenant or agreement set forth in the Merger Agreement which remains uncured after 30 days after notice of the breach is given by Schein to Sullivan, (iii) the Board of Directors of Sullivan (x) withdrawing, amending or modifying in a manner adverse to Schein or the Merger Sub its recommendation or approval in respect of the Merger Agreement or the Merger, (y) making a recommendation with respect to an Acquisition Transaction, other than a recommendation to reject such Acquisition Transaction, or (z) taking any action that would constitute a violation of the Merger Agreement's prohibition on solicitation of proposals or inquiries regarding an Acquisition Transaction; (iv) any corporation, partnership, person or other entity or group (as defined in Section 13(d)(3) of the Exchange Act) ( an "Acquiring Person") other than Schein, or any affiliate or subsidiary of Schein, shall have become the beneficial owner of more than 20% of the outstanding voting equity of Sullivan (either on a primary or fully diluted basis); provided, however that any corporation, partnership, person other entity or group which beneficially owns 20% of the outstanding voting equity of Sullivan (either on a primary or fully diluted basis) and which has not after the date of the Merger Agreement increased such ownership percentage by more than an additional one percent of the outstanding voting equity of Sullivan (either on a primary or fully diluted basis) shall not be deemed an Acquiring Person; (v) an Acquisition Transaction shall have occurred with any Acquiring Person other than Schein or any affiliate or subsidiary of Schein; (vi) the failure of the meeting of shareholders of Sullivan to be held by January 1, 1998 (except as a result of a judgment, injunction, order or decree if any competent authority or events or circumstances beyond the reasonable control of Sullivan, or (B) the Merger Agreement is terminated by Sullivan (i) in order to permit Sullivan to enter into an Acquisition Transaction, (ii) due to the failure of Sullivan or Schein to obtain the required stockholder consents or (iii) as a result of the failure of the Merger to be consummated prior to January 31, 1998, then such Granting Holder shall pay or cause to be paid to Schein upon demand an amount equal to the product of (x) 35% of the amount by which the total consideration of all kinds and from all sources received by such Granting Holder for each share of Schein Common Stock disposed of by such Granting Holder exceeds the fair market value of 0.735 shares of Schein Common Stock on the date of termination of the Merger Agreement and (y) the aggregate number of shares of Schein Common Stock sold by such Granting Holder.
An aggregate number of 2,045,565 shares of Sullivan Common Stock are subject to the Irrevocable Proxy and Termination Rights Agreement.

          The Irrevocable Proxy and Termination Rights Agreement terminates on the earlier of (i) the Effective Time of the Merger and (ii) 12 months following the date of termination of the Merger Agreement; provided, however, that the appointment of the Reporting Person or any designee of Reporting Person as agent, attorney and proxy pursuant to the Irrevocable Proxy and Termination Rights Agreement automatically terminates upon the termination of the Merger Agreement.

          Except as set forth above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

          (a) Pursuant to the Irrevocable Proxy and Termination Rights Agreement, the Reporting Person may be deemed to have acquired beneficial ownership of 2,045,565 shares of Sullivan Common Stock. Based on Sullivan's representation and warranty in the Merger Agreement that, as of August 3, 1997, 10,021,957 shares of Sullivan Common Stock were outstanding, pursuant to Rule 13d-3 of the Act, the 2,045,565 that may be deemed beneficially owned by the Reporting Person constitute approximately 20.3% of the outstanding shares of Sullivan Common Stock.

          Except as set forth herein, neither the Reporting
Person nor, to its best knowledge, any of the persons named on Schedule A attached hereto, beneficially owns any shares of Sullivan Common Stock.

          (b) Pursuant to the Irrevocable Proxy and Termination Rights Agreement, the Reporting Person may be deemed to have shared dispositive power with respect to none of the shares of Sullivan Common Stock beneficially owned by the Reporting Person as set forth in Item 5(a) above and shared voting power with respect to all 2,045,565 such shares of Sullivan Common Stock.

          (c) Except as set forth herein, no transactions in the shares of Sullivan Common Stock have been effected during the past sixty (60) days by the Reporting Person nor, to its best knowledge, any of the persons named on Schedule A attached hereto.

          (d) Neither the Reporting Person nor, to its best knowledge, any of the Persons named on Schedule A attached hereto, has or knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Sullivan Common Stock that may be beneficially owned by the Reporting Person.

          (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between any of such persons and any other person with respect to any securities of Sullivan except as referred to or described herein.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger, dated as of August 3, 1997, by and among Henry Schein, Inc., HSI Acquisition Corp. and Sullivan Dental Products, Inc., incorporated by reference to Sullivan Dental Products, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997, filed with the Securities and Exchange Commission on August 14, 1997.


Exhibit 2 Irrevocable Proxy and Termination Rights Agreement, dated as of August 3, 1997, by and among Henry Schein, Inc. and the persons listed on Schedule A thereto, each a shareholder of Sullivan Dental Products, Inc.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 4, 1997
                         HENRY SCHEIN, INC.

                         By: /s/ Mark Mlotek
                         Name:       Mark Mlotek
                         Title:  Vice President and General
                                 Counsel







                                                       SCHEDULE A


Directors and Executive Officers of the Reporting Person

          Unless otherwise indicated, (a) the positions of the listed individuals are with Henry Schein Inc. at 135 Duryea Road
Melville, New York 11747 and (b) the listed individuals are United States citizens.

DIRECTORS

Stanley M. Bergman
Chairman, Chief Executive Officer, President and Director

James P. Breslawski
Executive Vice President and Director

Gerald A. Benjamin
Senior Vice President - Administration and Customer Satisfaction and Director

Leonard A. David
Vice President - Human Resources, Special Counsel and Director

Mark E. Mlotek
Vice President, General Counsel, Secretary and Director

Steven Paladino
Senior Vice President, Chief Financial Officer and Director

Barry J. Alperin
Director and Consultant
Director: Seaman Furniture Co.
Director: K'nex Industries, Inc.
P.O. Box 142
Waccabuc, New York 10597

Pamela Joseph
Director
President: MA Nose Studios, Inc.
407 Aspen Oak Drive
Aspen, Colorado 81611

Donald J. Kabat
Director
President: D.K. Consulting Services, Inc.
18 Oakwood Drive
Parlin, New Jersey 08859

Marvin H. Schein
Director and Consultant
President: Schein Dental Equipment
135 Duryea Road
Melville, New York 11747

Irving Shafran
Director
Attorney At Law
805 Third Avenue
Sixth Floor
New York, New York 10022


EXECUTIVE OFFICERS (other than those listed above who are also serving as directors)

Diane Forrest
Senior Vice President - Information Services and Chief
Information Officer

Stephen R. LaHood
Senior Vice President - Distribution Services

Bruce Haber
Executive Vice President - Medical Group

Larry Gibson
President - Practice Management Technology Group

James W. Stahly
President - North American Dental Group

Michael Zack
Senior Vice President - International Group